Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.: 1-07627
On March 25, 2011, Holly Corporation distributed the following message to its employees:

HollyFrontier
Weekly Communiqué #02—A Commitment to Communicate
March 25, 2011
In the months to come, there is a great deal to cover, so we’ll want to take things one bite at a time. This week, we’ll step back a bit to introduce Holly Corporation’s Senior Managers who comprise a portion of the HollyFrontier Integration Team. Then, by way of further introduction, we will share a few key Holly Corporation milestones and facts. We hope to convey unique things—and to give you a sense of important events in Holly’s history.
In next week’s communiqué, the spotlight will shift toward introducing Frontier Oil Corporation’s Senior Managers who complete the HollyFrontier Integration Team. We will provide similar FTO milestones and facts.
Meeting weekly, our Integration Team of Senior Managers works the significant task list that accompanies any merger of this size, scope and complexity. We brainstorm, inquire and evaluate cultural, leadership and change management issues as well as potential process improvements to ensure a transition that is as seamless as possible.
We will describe more of our work in coming weeks, but should you have questions or suggestions for us, please share them with your local HR Department which will, in turn, share them with us. Very soon, we will also create a means for you to submit questions or input anonymously. We will announce how to do so once the system is in place.

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The Integration Team members—from Holly Corporation—are as follows (alphabetized, by first name; current titles used):

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Spotlight on Holly: A Few Key Milestones & Facts
1.	1952, General Appliance Corporation (begun in 1947) changes its name to Holly Corporation (taken from the Holly gas field in Louisiana). The purpose of the name change is to broaden the company’s interests into oil production. (Fascinatingly, an early entity of General Appliance Corporation—American Time Corporation—was the manufacturer of advertising clocks, coin meters, timing devices, etc.)

2.	1955, Holly Corporation is listed on the American Stock Exchange. Oil production increases from 50 BPD to 600 BPD.

3.	1959-1960, mergers and acquisitions include Cometa Company, Lark Corporation, Espada Corporation and Trammel Extraction Corporation.

4.	1967, Marcus Hickerson serves as President, Lamar Norsworthy as Vice President. Holly focuses on the oil and gas exploration industry. Income is mainly from real estate sales and interest income. Holly holds leases on more than 14,000 acres of land in West Texas. Holly master-plans a 5,000 acre site in Arkansas, “Hollydale,” on Table Rock Lake. Holly owns 7,000 acres at the Salton Sea, including the Holly House Restaurant and Holly House Motel.

5.	1969, purchase of Continental Oil Company’s “Navajo Refining Company” in Artesia, NM.

6.	1971, Lamar Norsworthy becomes President.

7.	1972, Holly moves its home office to Dallas from Azusa, CA.

8.	1977, Navajo Refinery is the major source of revenue for the company.

9.	1982, Holly is included in the Fortune 500 list of largest U.S. industrial corporations.

10.	1996-1999, Pipeline network more than doubles, increasing from approximately 1,000 to >2,000 miles through a combination of lease and purchase transactions and new construction.

11.	2000, subsidiaries of Holly Corporation and Koch Industries, Inc. form a joint venture to manufacture and market asphalt and asphalt products in NM and AZ.

12.	2001, revenues exceed $1 Billion for the first time.

13.	2003, purchase of the Woods Cross, UT facility from Conoco Phillips.

14.	2004-2005, Holly Energy Partners is formed and listed on the NYSE and acquires Alon USA’s pipeline and terminal assets.

15.	2005, Holly is named to Forbes magazine’s “Best Managed Companies.” Matthew P. Clifton named CEO.

16.	2007, Dave Lamp is named President.

17.	2009, Holly acquires the Sunoco and Sinclair Tulsa refineries and doubles its refining capacity and number of employees.

18.	2010, Holly announces construction of UNEV pipeline (400 miles long) connecting Salt Lake City, UT and Las Vegas, NV.

19.	February 2011, announcement of the HollyFrontier merger.

20.	Holly Corporation has approximately 1,600 employees, 256,000 BPD of refining capacity across three states, and combined revenue in 2010 of approximately $8.3 billion USD.

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On the “fun front,” don’t forget the HollyFrontier Corporation Logo Contest.
The designer of our future logo wins an iPad 2, so keep those ideas and sketches coming to your local HR Department for consideration. We will continually remind you of this opportunity, as there are many weeks ahead of us and ample time to review your submission(s).
After next week’s Spotlight on Frontier Oil Corporation, we’ll describe the “5 Types of Mergers,” exploring how we intend to apply these 5 differences to several of our upcoming decisions. We also hope to share and answer select Employee FAQs that are slowly trickling in.
Here’s to the conversation; more forthcoming next Friday, April 1st, 2011.
On behalf of the broader HollyFrontier Integration Team,
Holly Corporation

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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 25, 2010. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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